# UNITED STATES

# SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

## FORM 8-K

## CURRENT REPORT

Pursuant to Section 13 or 15(d) of The
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 10, 2008

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# IRWIN FINANCIAL CORPORATION
(Exact Name of Registrant as Specified in its Charter)

| **INDIANA** | **0-6835** | **35-1286807** |
|---|---|---|
| (State or Other Jurisdiction of Incorporation) | (Commission File Number) | (I.R.S. Employer Identification No.) |

## 500 Washington Street

## Columbus, Indiana 47201

(Address of Principal Executive Offices and Zip Code)

Registrant's telephone number, including area code: **(812) 376-1909**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR 240.13e-4(c))

**ITEM 5.02. DEPARTURE OF DIRECTORS OR CERTAIN OFFICERS; COMPENSATORY ARRANGEMENTS OF CERTAIN OFFICERS.**

On September 10, 2008, Irwin Financial Corporation (the "Corporation"), entered into a retention incentive agreement (the "Agreement") with Jocelyn Martin-Leano, a named executive officer of the Corporation and President of Irwin Home Equity Corporation, an indirect subsidiary ("IHE"). The Corporation previously reported the home equity line-of-business asset sales and the possible sale of portions of the home equity operations in a Current Report on Form 8-K dated July 18, 2008 and filed on July 24, 2008, and in a Current Report on Form 8-K/A filed on August 8, 2008.

The Agreement provides an opportunity for Ms. Martin-Leano to earn payments in addition to her regular compensation depending upon whether she is actively employed with IHE as of each of three dates and/or the occurrence of certain events. Accordingly, the Agreement substantially provides the following:

If Ms. Martin-Leano is actively employed with IHE through August 31, 2008, she will receive a first lump sum payment of $25,000 (less normal deductions required by law), with payment to be made on the September 15 payroll date. Ms. Martin-Leano was actively employed with IHE on August 31, 2008 and earned the first lump sum payment.

If Ms. Martin-Leano is actively employed with IHE on such date as coincides with the "Second Closing" as defined and described in a certain Asset Purchase Agreement dated July 18, 2008 by and among Roosevelt Management Company, LLC, Irwin Union Bank and Trust Company, and IHE, or through October 31, 2008, whichever is earlier, she will receive a second lump sum payment in the gross amount of $37,500 (less normal deductions required by law). Payment will occur on the first regularly scheduled payroll date following the occurrence of such Second Closing, or after the earlier payment date occurs.

If Ms. Martin-Leano is actively employed with IHE on such date as coincides with the closing of a platform purchase transaction whereby Roosevelt Management Company, LLC acquires certain assets and hires certain employees of IHE, she will receive a third lump sum payment in the gross amount of $62,500 (less normal deductions required by law). Payment will occur on the first regularly scheduled payroll date following the closing of such platform purchase.

Although the Agreement is not an offer or a confirmation of employment for any definite period of time and does not alter the existing status of Ms. Martin-Leano as an at-will employee, IHE agreed it would terminate Ms. Martin-Leano's employment before payment of the third lump sum payment only for "Cause," defined in the Agreement as: (i) conviction of a felony or any crime involving dishonesty or violence; (ii) willful negligence in the performance of her assigned duties or the willful commission of any act that causes substantial or material harm to IHE; or (iii) material insubordination or refusal to comply with any reasonable request of the Board of Directors relating to her duties.

If at any time IHE were to terminate Ms. Martin-Leano's employment without Cause, Ms. Martin-Leano would receive any balance of the three lump sum payments not yet paid. In addition, Ms. Martin-Leano or her estate would be paid any balance of the three lump sum payments not yet paid if: (i) she should begin employment with Roosevelt Management Company LLC, or she should die, prior to the closing of the platform purchase transaction, and (ii) the transaction actually occurs. Such payment will be made within 15 days of the closing.

In consideration of the opportunity to earn the amounts set forth above, Ms. Martin-Leano agreed that during her remaining employment with IHE, she will work to the best of her abilities to perform her assigned duties.

Upon Ms. Martin-Leano's acceptance of the Agreement, the time for exercise of her stock options, awards and Performance Unit Plan ("PUP") grants, was to be extended by 24 months following termination of her employment, on the condition that the plans in regard to such stock options, awards and PUP grants do not prohibit such extensions and on the further condition that IHE's Board of Directors approves such extensions.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**IRWIN FINANCIAL CORPORATION**
(Registrant)

Date: September 16, 2008          By:    /s/ Gregory F. Ehlinger
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GREGORY F. EHLINGER
*Chief Financial Officer*